     May 15, 2012

To whom it may concern

Company Name:	Nippon Light Metal Company, LTD.
Head Office:	2-2-20, Higashi-shinagawa, Shinagawa-ku, Tokyo
Representative:	Takashi Ishiyama,
President and CEO
(TSE First Section, OSE First Section: Code No.5701)
Contact:	Yoshiyuki Nonaka,
General Manager,
Public Relations
Investor Relations
(Tel: +81-3-5461-9333)

Notice of Establishment of Holding Company by Single Company Stock Transfer

This is to inform you that, at the Board of Directors Meeting of Nippon Light Metal Company, Ltd. (hereinafter referred to as “this Company”) held today, May 15, 2012, it was resolved to establish “Nippon Light Metal Holding Company, Ltd.” (hereinafter referred to as the “Holding Company”) as a 100% parent company of this Company by a single company stock transfer by this Company scheduled to be carried out on October 1, 2012 (hereinafter referred to as the “this Stock Transfer”), provided the shareholders meeting of this Company approved thereof and other required procedures were completed.

Note

1.	Purpose of the Establishment of the Holding Company by Single Company Stock Transfer

Our group companies’ business operation, with its business core of Aluminum that has excellent characteristics of metal, covers wide range of products from raw material to various processed products. Although this Company carries its business of alumina, chemical products, aluminum sheets, etc., as a whole, the aggregated sales of subsidiaries and related companies (hereinafter collectively referred to as the “Subsidiaries”) amounts to three times of that of this Company.

Comparatively large business volume of Subsidiaries above has resulted not only from establishments of Subsidiaries through spin-offs of certain businesses of this Company carried out in the past, but also from the significant growth of the Subsidiaries’ businesses outside of Japan, such as in China and South East Asia. This trend is expected to continue in the future.

Based on the necessity for the situation described above, we decided to transform our business system from the current one where businesses are dispersed to the parent and Subsidiaries, to a pure holding company where the management and execution are separated, which surely leads our group companies to continuous prosperity and increase of their corporate values.

Nippon Light Metal Holding Company, Ltd., to be newly established and to be governed by a new corporate governance system, will serve to formulate the management strategy and effectively allocate management resources to each business throughout Japan and the world, which can satisfy increasingly sophisticating and varying needs for aluminum and its diversified materials. Furthermore, our business activities will lead to support for our customers in various industrial fields, which will contribute to improving the lives of people as well.

The transition to the holding company system assumes an approval at the 105th annual shareholders meeting scheduled on June 28, 2012.

By this Stock Transfer, this Company will become a 100% subsidiary of the Holding Company and be de-listed, wherein the shares of the Holding Company will be issued pro rata to the shareholders of this Company. The stock of the Holding Company is expected to be newly listed in the Tokyo Stock Exchange and the Osaka Stock Exchange. Though the dates when the stock will be newly listed depend upon the examinations by the Tokyo Stock Exchange and Osaka Stock Exchange, we plan to make it on October 1, 2012, the date of registration of the establishment of the Holding Company (the effective date of the Stock Transfer).

2.	Steps of Transfer to the Holding Company System

This Company plans to carry out the transfer to the Holding Company system by the method described below:

Step 1:

As of October 1, 2012, a holding company will be established by a single transfer of the stock of this Company to the Holding Company, and this Company will become a 100% subsidiary of the Holding Company.

Step 2: Subsidiary Companies and Affiliates

After establishing the Holding Company, as quickly as practicable, we conduct a strategic re-organization of the group companies taking into consideration the characteristics and market environment of each group company, in order to establish a system which facilitates more dynamic response to the market. And, based on this system, we will promote a growth strategy into the future. The specific details of the re-organization will be announced as soon as they were decided.

3.	Outline of the stock transfer

(1)	Schedule of stock transfer

Record date for annual shareholders meeting

March 31, 2012 (Saturday)

Date of board of directors meeting which approves the stock transfer

May 15, 2012 (Tuesday)

Date of special shareholders meeting which approves the stock transfer

June 28, 2012 (Thursday)(Planned)

Date of de-listing of the stock

September 26, 2012 (Wednesday) (Planned)

Registration date of the establishment of Holding Company (Effective date of Stock Transfer)

October 1, 2012 (Monday) (Planned)

Date of listing of Holding Company

October 1, 2012 (Monday) (Planned)

*Dates may be changed by the procedural needs of Stock Transfer and other reasons.

(2)	Method of stock transfer

A single company stock transfers wherein this Company will become a 100% subsidiary of the Holding Company to be established.

(3)	Allocation of the shares in this Stock Transfer (share transfer ratio)

	Nippon Light Metal Holding Company, Ltd. (100% parent company)	Nippon Light Metal Company, Ltd. (100% subsidiary)
Share allocation in the transfer	1	1

Note:

  Share transfer ratio
  One common stock share of newly established Holding Company per one common stock share of this Company will be distributed to the shareholders of this Company who are registered in the last shareholders list of this Company as of the day prior to the effective date of this Stock Transfer.

  Number of shares in a unit
  The Holding Company adopts a share unit system wherein one unit consists of 100 shares. Thus, one trading unit of shares will be reduced from current 1,000 shares of this Company to 100 shares of the Holding Company.

  Basis of computation of the share transfer ratio
  In this Stock Transfer, one 100% parent company will be established by a single company stock transfer without any change in the shareholder composition of the Holding Company compared with this Company. Thus, primarily in order not to disadvantage any shareholders, one common stock share of the Holding Company is supposed to be distributed to one common stock share of this Company.

  Computation result, computation method, and basis of computation of a third party entity
  By the reason stated in (3) above, computation by a third party entity was not conducted.

  Number of new shares to be distributed for this Stock Transfer (planned) 545,126,049 shares (planned)
  However, if the number of shares outstanding of this Company changed prior to the effective date of this Stock Transfer, the number of shares to be distributed by the Holding Company stated above will change. For the own shares held by this Company on the effective date of this Stock Transfer, the same number of common stock shares of the Holding Company will be distributed pro rate, which makes this Company will temporarily own common stock shares of the Holding Company. We will inform you how to handle these shares as soon as it was decided.

(4)	Handling of new share subscription rights and corporate bonds with new share subscription rights

As to the yen denominated zero coupon convertible corporate bond with conversion restriction covenants and new issue share subscription rights, maturing on September 30, 2016, as it was stated in a separate notice issued today (May 15, 2012), titled “Notice for accelerated redemption of the yen denominated zero coupon convertible corporate bond with conversion restriction covenants and new issue share subscription rights maturing on September 30, 2016”, the entire amount shall be accelerated and redeemed by the voluntary redemption prior to the effective date of this Stock Transfer in compliance with the provisions of the corporate bond outline for the corporate bonds of this Company.

(5)	Transaction process for new listing of the Holding Company stock

This Company plans to newly list the stock of the Holding Company to be established in the Tokyo Stock Exchange and the Osaka Stock Exchange. The effective date of listing is scheduled to be October 1, 2012. In addition, as this Company will become a 100% subsidiary of the Holding Company by the Stock Transfer, this Company is scheduled to be de-listed from the Tokyo Stock Exchange and the Osaka Stock Exchange on Wednesday, September 26, 2012, prior to the listing of the Holding Company.

The date of de-listing of this Company’s stock may change as de-listing will be decided in compliance with the rules of Tokyo Stock Exchange and Osaka Stock Exchange.

4.	Summary description of this Company (as of March 31, 2012)

(1) Company Name	Nippon Light Metal Company, LTD.
(2) Registered Office	2-2-20, Higashi-shinagawa, Shinagawa-ku, Tokyo
(3) Name and Title of Representative	Takashi Ishiyama, President and CEO
(4) Primary Business	Alumina, chemical products, Aluminum Manufacture and sales
(5) Paid-in Capital	39,084,654,715 yen
(6) Date of Establishment	March 30,1939
(7) Number of Shares Outstanding	545,126,049 shares
(8) Accounting Period	March 31
(9) Composition of major shareholders and ratio of shareholding	Japan Trustee Services Bank, Ltd. (trust a/c)	11.4%
	Master Trust Bank of Japan, Ltd. (trust a/c)	5.1%
	Dai-Ichi Life Insurance Co., Limited	3.7%
	Japan Trustee Services Bank, Ltd. (trust a/c 9)	2.9%
	Asahi Mutual Life Insurance Co.	2.8%

(10)	Business performance and financial condition in last 3 most recent fiscal years

	Fiscal Year 3/2009	Fiscal Year 3/2010	Fiscal Year 3/2011
Consolidated net asset	88,781	93,124	104,757
(million yen)
Consolidated gross asset	478,571	481,022	414,885
(million yen)
Consolidated net asset per share	154.22	163.13	181.51
(yen)
Consolidated sales	554,094	460,681	429,433
(million yen)
Consolidated operating profit	-11,892	7,673	24,724
(million yen)
Consolidated ordinary profit	-16,936	2,682	18,529
(million yen)
Consolidated net profit	-31,442	2,084	11,040
(million yen)
Consolidated net profit per share	-57.77	3.83	20.29
(yen)
Dividend per share	0.00	0.00	2.00
(yen)

Note: - indicates loss.

5.	Outline of the Holding Company to be newly established by stock transfer (Holding Company) (planned)

(1) Business name	Nippon Light Metal Holdings Company, LTD.)
(2) Registered office	2-2-20, Higashi-shinagawa, Shinagawa-ku, Tokyo
(3) Name and Title of Representatives, Directors, and Auditors (planned)	Takashi Ishiyama, Chief direct, president and CEO
Tsuyoshi Nakajima, Director
Makoto Fujioka, Director
Mitsuru Ishihara, Director
Ichiro Okamoto, Director
Toshihide Murakami, Director
Atsushi Inoue, Director
Masao Imasu, Director
Hiroshi Yamamoto, Director
Koji Ueno, Director
Hidetane Iijima, Director (note 1)
Masato Ono, Director (note 1)
Tadashi Asahi, Auditor
Nobuo Matsumoto, Auditor
Toshio Yamagishi, Auditor
Yuzuru Fujita, Auditor (note 2)
Katsuo Wajiki, Auditor (note 2)
Yasuo Yuki, Auditor (note 2)
(Note 1) Directors Hidetane Iijima and Masato Ono are outside directors defined by Clause15, Article 2 of the Company Act.
(Note 2) Auditors Yuzuru Fujita, Katsuo Wajiki, and Yasuo Yuki are outside auditors defined by Clause16, Article 2 of the Company Act.
(4) Primary Business	Management and supervision of subsidiaries and related works
(5) Paid-in Capital	39,085,000,000 Yen
(6) Accounting Period	March 31
(7) Net Asset	Not decided
(8) Total Asset	Not decided

6.	Summary of accounting treatment

As this Stock Transfer satisfies the condition of “a transaction under common control” of the financial accounting principle, there will be no impact to the profit and loss of the companies. There will be no goodwill in this Stock Transfer.

7.	Prospects

By this Stock Transfer, this Company will become a 100% subsidiary of the Holding Company. As a result, this Company’s business performance will be reflected in the consolidated business performance of the Holding Company, a 100% parent of this Company. The impact of this Stock Transfer is expected to be minimal.

End

Rule 802 Legend (for those resident in the United States)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.